FOR IMMEDIATE RELEASE

CBD Energy Limited to Acquire Green Earth Developers LLC
Acquisition expected to accelerate CBD’s expansion into U.S. commercial solar market

Sydney, AU and New York, NY – April 3, 2014 – CBD Energy Limited (CBD; OTCBB: CBDNF) today announced that it is in exclusive negotiations to acquire Charlotte, NC-based Green Earth Developers LLC (GED). GED provides development, financial, management and turnkey construction services to project owners, developers, investors and other engineering, procurement and construction (EPC) contractors in the renewable energy industry, including solar, wind and utility infrastructure. CBD is a diversified renewable energy company and leading global provider of solar installations.

Upon completion of the proposed acquisition, GED will be a wholly-owned subsidiary of CBD. GED founder and CEO Donald Reed will continue as CEO of GED, and head CBD’s commercial and utility business in the United States.

CBD anticipates that the proposed acquisition of GED will accelerate CBD’s expansion into the U.S. commercial solar market. In the past six months, GED has substantially completed or commissioned three solar projects with 7.7 MW of capacity and has a current backlog of more than 3.6 MW, some of which is currently under construction. GED’s founders and management, led by Mr. Reed, have collectively constructed more than 3,500 MW of renewable energy projects and related infrastructure in their professional careers, and have long-standing relationships with utilities, developers and EPC contractors throughout the United States. CBD and GED have already begun collaborating on multiple projects and expect these efforts to enhance near-term opportunities for GED when the acquisition is consummated.

“We anticipate that our acquisition of GED will enable us to more quickly attain a significant market position in the commercial solar sector in the United States. Additionally, we believe that Don and his team of seasoned professionals bring the level of perspective and leadership necessary to scale the commercial segment of our solar business in the United States. Over time, we expect GED’s experience will also assist us in establishing and growing a competitive residential solar business in the U.S.,” said CBD CEO Gerry McGowan.

"GED has grown rapidly and profitably since its formation, but has been constrained by lack of capital. As a wholly-owned subsidiary of CBD, we expect to benefit from additional opportunities originated through the CBD’s network and access to the U.S. capital markets. These are the qualities necessary to compete at the highest level in this rapidly accelerating market. My team and I are excited to join CBD to build a leading international enterprise serving the solar sector, and building value for shareholders and customers," said Mr. Reed.

Mr. Reed and the GED team bring decades of experience in renewable energy project development and construction and valuable public-company executive experience to CBD. In 1979, Mr. Reed founded and built Power Partners LLC, a provider of electrical system construction for utility-scale wind and solar energy projects, including some of the largest wind farms in the United States. In 2007, Power Partners was sold to MasTec Inc. and for several years, under Mr. Reed’s continued leadership, played an integral role in MasTec’s growth and entry into the renewable energy sector.

CBD and GED anticipate that the proposed acquisition will take the form of a stock purchase, and that the selling shareholders and management will receive a combination of cash and ordinary shares of CBD in amounts still being negotiated. Consummation of a transaction is conditional upon satisfactory results of the due diligence and negotiation, and execution of a definitive purchase agreement, which is expected to have customary closing conditions, including that CBD has sufficient financing to complete the acquisition.

About Green Earth Developers LLC (GED)
Green Earth Developers provides solar energy services to commercial and utility customers in North America and the Caribbean. GED offers EPC construction services; project feasibility and technical design; financing sources, owner construction management services; and both interconnect and substation construction services. Located in Charlotte, NC, GED’s projects range in size from 100Kw to 100MW. Additional information about GED may be found at http://www.greenearthdevelopersllc.org/.

About CBD Energy Limited (OTC: CBDNF)
Established in 1989, CBD is a diversified renewable energy company and a global leader in solar installations.  Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBD is principally focused on the implementation of solar projects in Australia, the United States and the United Kingdom, and on wind projects and energy efficiency in Australia.

Headquartered in Sydney, with principal regional offices in London and New York, CBD has completed projects across four continents, in countries as far-reaching as Australia, Fiji, Germany, Italy, New Zealand, the United Kingdom and the United States.  CBD has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW. CBD markets its residential and commercial solar installations under the name Westinghouse Solar, using the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license. For further information about CBD Energy Limited and its interests, please visit:
www.cbdenergy.com www.westinghousesolar.com www.energybonds.co.uk www.eco-kinetics.co.uk

Caution Concerning Forward-Looking Statements OR Safe Harbor Disclaimer
This release contains ‘forward-looking statements.  Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words ‘plan’, ‘will,’ ‘believe’, ‘expect’, ‘anticipate’, ‘intend’, ‘estimate’, ‘project’, ‘may’, ‘would’, ‘could’, ‘should’, ‘seeks’, or ‘scheduled to’, or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

The forward-looking statements in this release include statements regarding the proposed acquisition of GED, whether or not the acquisition will occur, and statements regarding the expected benefits of the GED acquisition, including with respect to GED helping accelerate CBD Energy Limited’s expansion into the U.S. commercial market, and benefits to GED of being acquired by CBD Energy Limited.  Such forward-looking statements are subject to various risks, including whether or not a definitive agreement will be reached, or closing conditions met, as well as those set forth in the Corporation’s most recent Form 20-F, as filed with the U.S. Securities and Exchange Commission (SEC), and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and CBD Energy Limited assumes no obligation to update or revise these statements unless otherwise required by law.

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CONTACTS

AU Corporate/Investor	US Corporate/Investor	Media
Gerry McGowan	James Greer	David Evanson
CBD Energy Limited	CBD Energy Limited	Schoen/Evanson Media
+61 2 8069 7970	+ 1 917 714 4791	+1 610 505 0832